UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

North State Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

662585 10 8

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[X] Rule 13d-1(d)
________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 662585 10 8

____________________________________________________________
1.            Name of Reporting Person
I.R.S. Identification No. of Above Person  (Entities Only)

Fred J. Smith, Jr.
____________________________________________________________
2.            Check the Appropriate Box if a Member of a Group

(a) ____
(b) ____
Not Applicable
____________________________________________________________
3.            SEC Use Only

____________________________________________________________
4.            Citizenship or Place of Organization

United States
____________________________________________________________
5.           Sole Voting Power

Number of                                           1,222,422
Shares                                ________________________________________
Beneficially                           6.           Shared Voting Power
Owned By
Each Reporting                                  22,466
Person with                        ________________________________________
7.           Sole Dispositive Power

  1,222,422
________________________________________
8.           Shared Dispositive Power

  22,466
____________________________________________________________
9.            Aggregate Amount Beneficially Owned by Each Reporting Person

1,244,888

CUSIP No. 662585 10 8

____________________________________________________________
10.           Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
____________________________________________________________
11.           Percent of Class Represented by Amount in Row (9)

16.76%
____________________________________________________________
12.           Type of Reporting Person

IN
____________________________________________________________

Item 1(a)	Name of Issuer

North State Bancorp

Item 1(b)	Address of Issuer’s Principal Executive Offices

6204 Falls of the Neuse Road, Raleigh, North Carolina  27609

Item 2(a)	Name of Person Filing

Fred J. Smith, Jr.

Item 2(b)	Address of Principal Business Office, or if none, Residence

400 Riverwood Drive, Clayton, North Carolina 27520

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock

CUSIP No. 662585 10 8

Item 2(e)	CUSIP Number

662585 10 8

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)
Amount beneficially owned:

At December 31, 2011, Mr. Smith beneficially owned an aggregate of 1,244,888 shares of the Issuer’s common stock which consisted of: 985,349 shares held of record by Mr. Smith; 237,073 shares held of record by Mr. Smith’s company; and 22,466 shares held of record by Mr. Smith’s wife.

(b)	Percent of class: 16.76%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,222,422
(ii)	Shared power to vote or to direct the vote: 22,466
(iii)	Sole power to dispose or to direct the disposition of: 1,222,422
(iv)	Shared power to dispose or to direct the disposition of: 22,466

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

CUSIP No. 662585 10 8

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 662585 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012
Date

/s/ Fred J. Smith, Jr.
Signature

Fred J. Smith, Jr.
Name